UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-42927

NORTHSTAR EARTH & SPACE ENTERPRISES, INC.

384 Rue Saint-Jacques, Suite #300

Montréal, Québec H2Y 1S1

Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 12, 2026, NorthStar Earth & Space Inc. (“Legacy NorthStar”), a wholly-owned subsidiary of NorthStar Earth & Space Enterprises, Inc. (the “Company”), issued an earnings release announcing its financial results for the three and nine months ended September 30, 2026 (Exhibit 99.1), unaudited interim condensed consolidated financial statements for those periods (Exhibit 99.2) and a management’s discussion and analysis of financial condition and results of operations for those periods (Exhibit 99.3), each of which is furnished herewith.

This Report on Form 6-K is also being furnished by the Company to provide updated unaudited pro forma condensed combined financial information (Exhibit 99.4) in connection with the Company’s business combination with Legacy NorthStar, which closed on October 1, 2026. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the Company’s actual consolidated financial position or results of operations would have been had the transaction occurred on the dates indicated, nor is it necessarily indicative of the Company’s future financial position or results of operations.

EXHIBITS

Exhibit No.	Description
99.1	Earnings Press Release, dated November 12, 2026
99.2	Unaudited Interim Condensed Consolidated Financial Statements of NorthStar Earth & Space Inc. for the Three and Nine Months ended September 30, 2026.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of NorthStar Earth & Space Inc. for the Three and Nine Months ended September 30, 2026.
99.4	Unaudited Pro Forma Condensed Combined Financial Information

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NorthStar Earth & Space Enterprises, Inc.

By:	/s/ Stewart Bain
Name:	Stewart Bain
Title:	Chief Executive Officer

Date: November 12, 2026

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